EXHIBIT 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

                               In connection with the Annual Report of Western Silver Corporation (the “Company”) on Form 40-F for the period ended September 30, 2005 (the “Report”) to which this certificate is an exhibit, we, Dale Corman, Chief Executive Officer of the Company, and Joseph Litnosky, Vice President, Finance of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 22, 2005

/s/ Dale Corman
Name: Dale Corman
Title: Chief Executive Officer (principal executive officer)

/s/ Joseph Litnosky
Name: Joseph Litnosky
Title: Vice President, Finance (principal financial officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.